Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 (unaudited) (Expressed in thousands of US Dollars)

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars)

		September 30,	December 31,
	Note	2019	2018
		$	$
CURRENT ASSETS
Cash and cash equivalents¹		108,152	41,604
Receivables, prepaids and deposits		2,674	1,947
Deferred financing costs		1,167	1,767
Inventories		2,160	1,617
		114,153	46,935
NON-CURRENT ASSETS
Restricted cash		150	150
Loans to Joint Operation	4	36,824	12,609
Investment in Joint Venture	4	-	35,282
Property, plant and equipment	5	137,202	5,423
Exploration and evaluation assets		3,805	3,540
		177,981	57,004
TOTAL ASSETS		292,134	103,939

CURRENT LIABILITIES
Accounts payable and accrued liabilities		9,862	2,822
Current portion of long-term liabilities		1,453	539
		11,315	3,361
LONG-TERM LIABILITIES
Credit facility	6	83,022	17,356
Joint Operation borrowings	6	27,983	-
Decommissioning provision		398	269
Other liabilities	6	4,675	671
		116,078	18,296
TOTAL LIABILITIES		127,393	21,657

SHAREHOLDERS’ EQUITY
Share capital		199,247	197,991
Contributed surplus		28,669	26,172
Accumulated other comprehensive loss		(3,527)	(4,293)
Deficit		(59,648)	(137,588)
TOTAL SHAREHOLDERS’ EQUITY		164,741	82,282
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		292,134	103,939

1 Cash and cash equivalents as at September 30, 2019 include the Company’s 50% share ($73,730) of the Joint Operation’s cash and cash equivalents of $147,460.

Approved for issuance on November 11, 2019

On behalf of the Board of Directors:

“Gary Cohn”	“George Ireland”
Director	Director

2

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2019	2018	2019	2018
		$	$	$	$
ORGANOCLAY SALES		1,535	1,420	4,302	3,371
COST OF SALES
Production costs		(1,770)	(1,614)	(4,692)	(4,238)
Depreciation		(63)	(395)	(349)	(760)
Total cost of sales		(1,833)	(2,009)	(5,041)	(4,998)
GROSS LOSS		(298)	(589)	(739)	(1,627)

EXPENSES
Exploration expenditures	10	(2,293)	(3,718)	(5,621)	(7,323)
Organoclay research and development		(1)	(149)	(284)	(423)
General and administrative	9	(1,163)	(1,651)	(5,731)	(7,555)
Stock-based compensation	7	(405)	(938)	(3,085)	(3,897)
Share of gain/(loss) in Joint Venture	4	551	(1)	3,648	(271)
		(3,311)	(6,457)	(11,073)	(19,469)
OTHER ITEMS
Gain on dilution of interest in Joint Venture	4	74,492	-	74,492	-
Transaction costs	4	(52)	-	(1,102)	-
Foreign exchange (loss)/gain		(840)	(722)	(1,465)	1,523
Finance costs		(2,139)	(70)	(4,132)	(70)
Other income		1,116	405	1,865	994
		72,577	(387)	69,658	2,447
NET INCOME/(LOSS)		68,968	(7,433)	57,846	(18,649)

OTHER COMPREHENSIVE INCOME/(LOSS)
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO NET INCOME/(LOSS)
Unrealized gain/(loss) on translation to reporting currency		71	773	766	(1,738)

TOTAL COMPREHENSIVE INCOME/(LOSS)		69,039	(6,660)	58,612	(20,387)
INCOME/(LOSS) PER SHARE - BASIC		0.77	(0.08)	0.65	(0.21)
INCOME/(LOSS) PER SHARE - DILUTED		0.75	(0.08)	0.63	(0.21)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- BASIC		89,128	88,616	88,937	88,560
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- DILUTED		92,239	88,616	92,429	88,560

3

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars and shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive loss	Deficit	Shareholders’ equity
	of Shares	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance, December 31, 2017	88,479	197,390	20,812	(114)	(109,321)	108,767
Shares issued on conversion of RSUs and exercise of options	190	528	(524)	-	-	4
Stock-based compensation (Note 7)	-	-	3,962	-	-	3,962
DSUs issued in lieu of directors' fees	-	-	370	-	-	370
RSUs issued in lieu of accrued liabilities	-	-	772	-	-	772
Net loss	-	-	-	-	(18,649)	(18,649)
Other comprehensive loss	-		-	(1,738)	-	(1,738)
Balance, September 30, 2018	88,669	197,918	25,392	(1,852)	(127,970)	93,488

Balance, December 31, 2018	88,728	197,991	26,172	(4,293)	(137,588)	82,282
Shares issued on conversion of RSUs, DSUs, and exercise of stock options	544	1,256	(943)	-	-	313
Stock-based compensation (Note 7)	-	-	3,093	-	-	3,093
DSUs issued in lieu of directors' fees	-	-	347	-	-	347
Credit to equity as a result of the Project Investment (Note 4)	-	-	-	-	20,094	20,094
Net Income	-	-	-	-	57,846	57,846
Other comprehensive income	-	-	-	766	-	766
Balance, September 30, 2019	89,272	199,247	28,669	(3,527)	(59,648)	164,741

4

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars)

	Nine Months Ended September 30,
	2019	2018
	$	$
OPERATING ACTIVITIES
Net income/(loss) for the period	57,846	(18,649)
Items not affecting cash:
Stock-based compensation	3,093	3,997
Depreciation	662	945
Foreign exchange loss/(gain)	1,465	(1,523)
Share of (gain)/loss in Joint Venture	(3,648)	271
Inventories write down reversal	-	(68)
Gain on dilution of interest in Joint Venture	(74,492)	-
Accrued interest and other expenses	1,401	514
Changes in non-cash working capital items:
Decrease/(increase) in receivables, prepaids and deposits	301	(568)
(Increase)/decrease in inventories	(3)	825
(Decrease)/increase in accounts payable and accrued liabilities	(178)	383
Net cash used in operating activities	(13,553)	(13,873)
INVESTING ACTIVITIES
Loans to Joint Venture (Note 4)	(66,250)	(12,500)
Repayment of loans to Joint Venture and accrued interest (Note 4)	8,778	-
Contribution to Joint Venture	(1,080)	(10,747)
Cash acquired as a result of Joint Operation accounting	79,984	-
Additions to exploration and evaluation assets	(519)	(664)
Release of restricted cash	-	833
Additions to property, plant and equipment	(7,323)	(309)
Net cash provided by/(used in) investing activities	13,590	(23,387)
FINANCING ACTIVITIES
Proceeds from stock option exercises	313	4
Drawdowns from the credit facility (Note 6)	66,250	10,000
Debt financing costs paid	-	(1,834)
Finance lease repayments	(269)	(42)
Repayment of long-term borrowings	(84)	(97)
Other	1,000	-
Net cash provided by financing activities	67,210	8,031
EFFECT OF FOREIGN EXCHANGE ON CASH	(699)	(215)
CHANGE IN CASH AND CASH EQUIVALENTS	66,548	(29,444)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD	41,604	55,394
CASH AND CASH EQUIVALENTS - END OF THE PERIOD	108,152	25,950

Supplemental disclosure with respect to cash flows (Note 12).

5

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian based resource company focused on advancing two significant lithium projects, the Cauchari-Olaroz project, located in Jujuy province of Argentina, and the Thacker Pass project, located in north-western Nevada, USA. The Company’s organoclay plant located in Fernley, Nevada, USA manufactures specialty organoclay products, derived from clays, for sale to the oil and gas and other sectors.

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "LAC".

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets and property, plant and equipment are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete permitting, development, and to attain future profitable operations.

Upon closing of the previously announced Project Investment (as defined in Note 4 below) on August 16, 2019, the Cauchari-Olaroz project is accounted for as a joint operation and the Company recognizes its share of any assets, liabilities, revenues and expenses of the project (refer to Note 4).

2.	BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements are expressed in US dollars, the Company’s presentation currency, and have been prepared on a historical cost basis. The Company has used the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2018, except for the changes disclosed in Note 3.

6

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were substantially the same as those that applied to the consolidated financial statements for the year ended December 31, 2018, other than as described below:

Joint Arrangements

If a company is a party to an arrangement over which it does not have sole control, judgment is required in determining whether joint control over this arrangement exists and, if so, which parties have joint control and whether an arrangement is a joint venture or joint operation. In assessing whether joint control exists, the Company analyzes the activities of each arrangement and determines which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, the Company generally considers decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. The Company may also consider other activities including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, the Company reassesses the control group and the relevant activities of the arrangement.

If a company has joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether a company has rights to the assets and obligations for the liabilities relating to the arrangement or whether a company has rights to the net assets of the arrangement. In making this determination, the Company reviews the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give the Company rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement.

On closing of the Project Investment (as defined in Note 4) Lithium Americas and Ganfeng have implemented certain amendments to the Shareholders Agreement governing the Cauchari-Olaroz joint arrangement, including the provision of equal representation on the Minera Exar board of directors and the Management Committee governing the project and an obligation to purchase all of the output of Minera Exar at market price.

7

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other facts and circumstances have led the Company to conclude that upon closing of the Project Investment Minera Exar and Exar Capital B.V. are a joint operation for the purposes of the Company’s consolidated financial statements. The other facts and circumstances considered include the provisions of output to the parties of the joint arrangement, agreement by the Company and Ganfeng to fund the construction of the project, jointly control the project’s budget, be the sole source of funding for Minera Exar, and distribute the project’s free cash flow (as defined in the Shareholders’ Agreement) upon commencement of commercial production. For Minera Exar, the Company will take its share of the output from the assets directly over the life of the arrangement. Exar Capital B.V. is subject to the same constraints and controls as Minera Exar. After considering these factors the Company concluded that based on the provisions of the Shareholders’ Agreement, as amended by the Project Investment transaction, Minera Exar and Exar Capital B.V. is a joint operation (“Joint Operation”). Prior to closing of the Project Investment, Minera Exar and Exar Capital B.V. were accounted for as a Joint Venture under the equity method.

Accounting Policies

Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations and joint ventures.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and are the only source of funding the liabilities relating to the arrangement. In relation to the Company’s interest in the joint operation, the Company recognizes its share of any assets, liabilities, revenues and expenses of the joint operation.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Investments in joint ventures are accounted for using the equity method. On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by the Company’s share of post-acquisition net income or loss; depreciation, amortization or impairment of the fair value adjustments made on the underlying balance sheet at the date of acquisition; dividends; cash contributions; and the Company’s share of post-acquisition movements in Other Comprehensive Income (“OCI”).

Leases

The following significant accounting policy was amended as a result of the adoption of IFRS 16, Leases (IFRS 16). The Company adopted IFRS 16 as at January 1, 2019 in accordance with the transitional provisions outlined in the standard, using a cumulative catch-up approach where the leases were recorded from that date forward and comparative information was not restated. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The Company recorded right-of-use assets of $296 within property, plant and equipment, measured at either an amount equal to the lease liability or their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the Company’s incremental borrowing rate on January 1, 2019. As a result, the Company recorded lease liabilities of $296 as at January 1, 2019.

8

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

As part of the initial application of IFRS 16 the Company elected to apply the following practical expedients:

•	the previous determination of whether a contract is, or contains, a lease pursuant to IAS 17 and IFRIC 4 has been maintained for existing contracts;
•	not recognize a right-of-use asset or lease liability for leases where the lease term ends within 12 months of the date of initial application;
•	rely on the Company’s assessment of whether leases are onerous contracts as an alternative to an impairment review;
•	exclude initial direct costs from the right-of-use asset; and
•	use hindsight when assessing the lease term.

The weighted average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 5% per annum.

The following accounting policy for leases has been applied as of January 1, 2019 on adoption of IFRS 16.

Leases Accounting Policy

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains one or more lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

The Company leases offices, buildings, equipment and cars. Lease contracts are typically made for fixed periods of 3 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Until the year ended December 31, 2018, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

9

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable
•	variable lease payment that are based on an index or a rate
•	amounts expected to be payable by the lessee under residual value guarantees
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability
•	any lease payments made on or before the commencement date less any lease incentives received
•	any initial direct costs, and
•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Recent Accounting Pronouncements

Other newly adopted accounting standards and amendments

Uncertainty Over Income Tax Treatments

The Company adopted IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23) on January 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effects of uncertain tax treatments are recognized at the most likely amount or expected value. The adoption of IFRIC 23 did not affect our financial results or disclosures.

10

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

4.	JOINT OPERATION

The Company and Ganfeng Lithium Co.,Ltd (“Ganfeng”) are shareholders in Minera Exar S.A. (“Minera Exar”), the jointly controlled company that holds the Cauchari-Olaroz project located in Jujuy province of Argentina. In addition, the Company and Ganfeng are shareholders in Exar Capital B.V., the jointly controlled company in the Netherlands that provides further financing to Minera Exar for the purpose of advancing the construction of the Cauchari-Olaroz project.

On August 16, 2019, the Company closed the transaction agreement whereby Ganfeng agreed to subscribe, through a wholly-owned subsidiary, for 141 million newly issued shares of Minera Exar, for cash consideration of $160,000 (such transaction, the “Project Investment”). As a result, Ganfeng increased its direct interest in Minera Exar from 37.5% to 50%, and diluted Lithium Americas’ interest from 62.5% to 50%, each subject to the rights of JEMSE (a company owned by the Government of Jujuy province) to acquire an 8.5% interest in Minera Exar.

On closing of the Project Investment, Minera Exar repaid an $8,000 loan made by the Company, together with accrued but unpaid interest thereon.

During the nine months ended September 30, 2019 the Company recognized $1,102 transaction costs related to the Project Investment as an expense in the statement of comprehensive income/(loss).

As at September 30, 2019, the Company recognized its share in assets and liabilities of Minera Exar and Exar Capital B.V., including its share of Minera Exar’s cash and cash equivalents ($73,730) and its share of Minera Exar’s Property Plant and Equipment ($130,553). Upon transition from Joint Venture accounting to Joint Operation accounting (refer to Note 3), $20,094 was credited to the Company’s deficit as a result of a difference between the proportion of the Company’s and Ganfeng’s loan funding of and the respective ownership interests in Exar Capital B.V.

The Joint Operation’s Cauchari-Olaroz project is in the development phase and accordingly, all costs directly attributable to the project are capitalized.

Gain on Closing of the Project Investment

Upon closing of the Project Investment the Company recognized $74,492 gain on dilution of interest which was calculated as follows:

$
Company’s 50% share of the $160,000 increase in Minera Exar's share capital	80,000
Carrying value of the Company's diluted share in Investment in Joint Venture	(5,508)
Gain on dilution of interest in Joint Venture	74,492

11

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

4. JOINT OPERATION (continued)

Investment in Joint Venture

Prior to the closing of the Project Investment on August 16, 2019 Minera Exar and Exar Capital B.V. were accounted for as a Joint Venture:

	Minera Exar S.A.	Exar Capital B.V.	Total
	$	$	$
Investment in Joint Venture, as at December 31, 2017	19,637	-	19,637
Share of (loss)/income of Joint Venture	(1,077)	730	(347)
Contribution to Joint Venture	11,403	7,390	18,793
Return of the investment	(8,004)	-	(8,004)
Increase in Company's share	6,104	-	6,104
Elimination of unrealized gain on intercompany transactions	(833)	(68)	(901)
Investment in Joint Venture, as at December 31, 2018	27,230	8,052	35,282
Share of (loss)/income of Joint Venture	(414)	4,062	3,648
Contribution to Joint Venture	1,059	37,423	38,482
Elimination of unrealized gain on intercompany transactions	(334)	(1,576)	(1,910)
Share of increase in Minera Exar net assets as a result of the Project Investment, less diluted interest	74,492	-	74,492
Transition to Joint Operation accounting	(102,033)	(47,961)	(149,994)
Investment in Joint Venture, as at September 30, 2019	-	-	-

Loans to Minera Exar and Exar Capital B.V.

The Company has entered into the following loan agreements with Minera Exar and Exar Capital B.V., the terms of which are summarized below:

$
Loans to Joint Venture, as at December 31, 2017	11,479
Loans granted to Minera Exar in 2018, maturity 7 years, interest rate LIBOR+7.57%	16,500
Repayment of principal and accrued interest	(18,740)
Accrued interest	1,697
Loans granted to Exar Capital B.V., maturity 7 years, interest rate LIBOR+9.89%	7,500
The difference between the face value and the fair value of loans to Exar Capital B.V.	(5,827)
Loans to Joint Venture, as at December 31, 2018	12,609
Accrued interest	2,656
Loans granted to Exar Capital B.V., maturity 7 years, interest rate LIBOR+9.89%	66,250
The difference between the face value and the fair value of loans to Exar Capital B.V.	(37,423)
Repayment of loan to Minera Exar	(8,778)
Share of loans of the Joint Operation	23,241
Elimination of loans as a result of Joint Operation accounting	(21,731)
Loans to Joint Operation, as at September 30, 2019	36,824

The interest on the loans to Minera Exar is accrued semi-annually on a non–compounding basis. The proceeds from the loans are being used by Minera Exar for project exploration, mining construction and development purposes. As part of the Project Investment, Minera Exar repaid $8,778 in loans and accrued interest to the Company.

12

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

4. JOINT OPERATION (continued)

The loans to Exar Capital B.V. are non-interest bearing and are provided to fund the construction of the Cauchari-Olaroz project. The loans are accounted for initially at fair value and subsequently at amortized cost. The fair value of the loans at inception was calculated using discounted cash flow technique applying market interest rates. The difference between the face value and the fair value of $37,423 in the reporting period was previously recognized as part of Investment in Joint Venture. On transition to Joint Operation accounting the uneliminated difference between the face value and the fair value of loans provided to the Joint Operation as a result of a difference between the proportion of the Company’s and Ganfeng’s loan funding of and the respective ownership interests in Exar Capital B.V. was recognized in deficit in accordance with IFRS 11.

Upon closing of the Project Investment and transition to Joint Operation accounting the Company recognized $23,241 share of loans of Exar Capital B.V. to Minera Exar. At the same time $21,731 of the Company’s loans to Exar Capital B.V. were eliminated, which represents 62.5% of the total amount of loans granted by the Company to Exar Capital B.V.

Joint Operation Commitments and Contingencies

As at September 30, 2019, the Company’s 50% share of the Joint Operation’s commitments and contingencies is as follows:

•	Annual royalty of $100 due in May of every year and expiring in 2041;
•

Community programs agreements with six communities located in the Cauchari-Olaroz project area have terms from five to thirty years. The annual fees due are $161 in 2019, $395 in 2020 and $233 between 2021 and 2059, assuming that these agreements will be extended for the life of the project. The annual fees are subject to change. The Joint Operation’s obligation to make the 2019 payments arose upon the start of plant construction. The Joint Operation’s obligations to make the remaining payments are subject to continued development of the project and commencement and continuation of production operations on the project.

•	Commitments related to a contract for construction of evaporation ponds of $18,762.

5.	PROPERTY, PLANT AND EQUIPMENT

	Cauchari-Olaroz Project	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$	$
Cost
As at December 31, 2017	-	386	2,143	5,562	11,495	636	20,222
Additions	-	-	-	624	-	187	811
Disposals	-	-	-	(1,120)	(24)	-	(1,144)
As at December 31, 2018	-	386	2,143	5,066	11,471	823	19,889
Adjustment on adoption of IFRS 16 (Note 3)	-	-	-	-	-	297	297
Restated balance at January 1, 2019	-	386	2,143	5,066	11,471	1,120	20,186
50% of Minera Exar fixed assets	124,752	-	-	-	-	-	124,752
Additions	7,107	-	-	491	-	982	8,580
As at September 30, 2019	131,859	386	2,143	5,557	11,471	2,102	153,518

13

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

5.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Cauchari-Olaroz Project	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$	$
Accumulated depreciation
As at December 31, 2017	-	-	183	783	1,006	180	2,152
Depreciation for the year	-	-	107	406	576	121	1,210
Disposals	-	-	-	(476)	-	-	(476)
Impairment	-	-	545	1,146	9,889	-	11,580
As at December 31, 2018	-	-	835	1,859	11,471	301	14,466
50% of Minera Exar accumulated depreciation	1,260						1,260
Depreciation for the period	46	-	57	172	-	315	590
As at September 30, 2019	1,306	-	892	2,031	11,471	616	16,316

	Cauchari-Olaroz Project	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$	$
Net book value
As at December 31, 2018	-	386	1,308	3,207	-	522	5,423
As at September 30, 2019	130,553	386	1,251	3,526	-	1,486	137,202

[1] Cauchari-Olaroz Project includes the Company’s 50% share in the Cauchari project construction costs and project-related costs incurred directly by the Company.

6.	LONG-TERM BORROWINGS

	As at September 30,	As at December 31,
	2019 $	2018 $
Credit facility (net of financing costs)	83,022	17,356
Share of Joint Operation borrowings	27,983	-
Other liabilities	4,675	671
	115,680	18,027

Credit Facility

During the nine months ended September 30, 2019, the Company received $66,250 from its drawdowns of the $205,000 senior credit facility, including $43,063 from Ganfeng and $23,187 from BCP Innovation Pte Ltd. (“Bangchak”). The total drawn under the facility as at September 30, 2019 was $83,750. The credit facility has a term of six years from August 8, 2018, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six. The repayment of the credit facility must start on August 8, 2022, being the fourth anniversary of the first drawdown date, from 75% of Minera Exar’s Free Cash Flow (as defined in the credit facility agreement).

14

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

6.	LONG-TERM BORROWINGS (continued)

Joint Operation borrowings

The Company recognized its 62.5% share of Exar Capital B.V. loans received from Ganfeng. Loans are non-interest bearing and have a $27,983 carrying value (discounted) and a $59,691 face value net of financing costs as at September 30, 2019.

Limited Recourse Loan Facility

In October 2018, Ganfeng provided Lithium Americas with a new $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”), repayable from 50% of Minera Exar’s cash flows and bearing an interest rate of 1-month LIBOR plus 5.5% (subject to an aggregate maximum per annum rate of 10%). The Company has not made any drawdowns on the Limited Recourse Loan Facility.

The $205,000 senior credit facility and the Limited Recourse Loan Facility contain operating and reporting covenants, which the Company was in compliance with as at September 30, 2019.

Other Liabilities

Other liabilities consist of lease liabilities, $1,000 mining contractor liability (Note 10) and the Company’s share of Minera Exar long-term liabilities recorded in the quarter ended September 30, 2019 as a result of joint operation accounting, including a $2,167 long-term payable for certain mining properties that comprised a portion of the Cauchari-Olaroz project, acquired by the Company in 2018 upon exercise of the Los Boros option agreement (Note 8).

7.	EQUITY COMPENSATION

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase common shares (“Stock Options”); (2) awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting; and (3) for independent directors, awarded deferred share units (“DSUs”) which the directors are entitled to redeem for common shares upon retirement or termination from the Board.  Under the Plan, common shares reserved for issuance of Stock Options, RSUs, PSUs and DSUs shall not exceed 10% of the outstanding shares from time to time. The exercise price of each stock option is based on the fair market price of the Company’s common shares at the time of the grant.  The options can be granted for a maximum term of five years.

Restricted Share Units (in thousands)

As at September 30, 2019, $60 of the fair value of RSUs previously granted but not yet vested remains to be expensed in fiscal 2019, $97 in 2020 and $12 in 2021.

During the nine months ended September 30, 2019, stock-based compensation expense related to RSUs of $1,879 was charged to operating expenses (2018 - $832).

15

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

7.	EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2017	1,550
Converted into common shares	(123)
Granted	246
Forfeited	(5)
Balance, RSUs outstanding as at December 31, 2018	1,668
Converted into common shares	(29)
Granted	419
Balance, RSUs outstanding as at September 30, 2019	2,058

Deferred Share Units (in thousands)

During the nine months ended September 30, 2019, the Company granted 99 DSUs (2018 – 60) with the total estimated fair value of $348 (2018 - $370) to the Company’s independent directors in lieu of cash payments of directors’ fees.

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2017	41
Granted	87
Balance, DSUs outstanding as at December 31, 2018	128
Granted	99
Converted into common shares	(35)
Balance, DSUs outstanding as at September 30, 2019	192

Stock Options (in thousands)

No stock options were granted by the Company during the nine months ended September 30, 2019 (2018 - 90). Stock options outstanding and exercisable as at September 30, 2019 are as follows:

Range of Exercise Prices CAD$	Number Outstanding as at September 30, 2019 (in 000's)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Exercisable as at September 30, 2019 (in 000's)	Weighted Average Exercise Price CAD$
$1.43 - $1.50	609	0.1	1.45	609	1.45
$1.68 - $1.88	107	0.4	1.68	107	1.68
$2.35 - $3.75	660	1.5	2.42	660	2.42
$4.55 - $5.00	1,027	2.5	4.89	1,027	4.89
$8.05 - $12.34	1,867	3.0	8.31	1,867	8.31
	4,270	1.1	5.43	4,270	5.43

16

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

7.	EQUITY COMPENSATION (continued)

A summary of changes to stock options outstanding is as follows:

	Number of Options (in 000's)	Weighted Average Exercise Price, (CDN$)
Balance, stock options outstanding as at December 31, 2017	5,306	4.85
Granted	90	9.54
Exercised	(176)	(1.59)
Forfeited	(44)	(7.72)
Expired	(24)	(6.23)
Balance, stock options outstanding as at December 31, 2018	5,152	5.16
Exercised	(687)	(2.08)
Expired	(195)	(5.89)
Balance, stock options outstanding as at September 30, 2019	4,270	5.43

The weighted average share price at the time of exercise of options during the nine months ended September 30, 2019 was CDN$5.27.

During the nine months ended September 30, 2019, stock-based compensation expense related to stock options of $240 (2018 - $2,916) was charged to operations and $4 to production costs (2018 - $62).

Performance Share Units (“PSUs”) (in thousands)

On August 21, 2018, the Company granted 699 PSUs to its officers and employees. All PSUs vest on the third anniversary of the grant date. The total estimated fair value of the PSUs was $4,030.  The fair value of the PSUs granted is being recorded as a stock-based compensation expense and charged to operating expenses over the vesting period.

As at September 30, 2019, $326 of the fair value of PSUs previously granted but not yet vested remains to be expensed in fiscal 2019, $1,304 in 2020, and $833 in 2021.

During the nine months ended September 30, 2019, stock-based compensation expense related to PSUs of $966 was charged to operating expenses (2018 - $149).

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2017	-
Granted	699
Balance, PSUs outstanding as at December 31, 2018	699
Forfeited	(3)
Balance, PSUs outstanding as at September 30, 2019	696

7.	EQUITY COMPENSATION (continued)

Subsequent to the quarter end, the Company issued 457 shares as a result of 502 stock options exercised for 379 shares and 78 RSUs converted into shares. Also, the Company granted 323 PSUs and 535 RSUs.

17

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

RSUs have a three-year vesting period and vest on October 10, 2022 and RSUs vest gradually over 3 years.

8.	RELATED PARTY TRANSACTIONS

Minera Exar entered into the following transactions with companies controlled by the family of its President, who is also a director of the Company:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz project (refer to the Company’s annual financial statements for the year ended December 31, 2018 for details).

-	Construction services contract for Cauchari-Olaroz project with Magna Construcciones S.R.L., the Company’s 50% share of which was $3,950 during the nine months ended September 30, 2019.

During the nine months ended September 30, 2019 the Company’s 50% share of director’s fees paid by Minera Exar to its President, who is also a director of the Company, was $28 (2018 - $28).

There were no contractual or other commitments arising from the related party transactions described above in this Note 8. The amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and have no specific terms of payment.

In consideration for Bangchak (a related party of the Company, by virtue of its position as a shareholder and a lender under the $205,000 senior credit facility) providing its consent to the Project Investment, following the Company’s approval of the expansion of the stated production capacity of Cauchari-Olaroz from its current targeted production of 25,000 tpa to 40,000 tpa, and entry into an amended off-take agreement with Bangchak the Company provided incremental off-take rights in favour of Bangchak to acquire up to an additional 3,500 tpa of lithium carbonate, up to an aggregate maximum of 6,000 tpa of lithium carbonate (at a 40,000 tpa project capacity) at market prices. In addition, the consent includes a commitment from Bangchak to provide up to $50,000 of additional debt financing on substantially the same terms as the Company’s existing senior credit facility, however, with the proceeds of such financing available for a broader purpose.

Should the Company elect to pursue this additional debt financing in the future, such financing will be subject to negotiation of definitive documentation and consent of the Company’s other lender, Ganfeng, under its senior credit and subordinated loan agreements. There can be no assurances that the Company will be able to realize on such additional debt financing, including the terms and timing thereof.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 4 and 6.

Compensation of Key Management

Key management includes the directors of the Company and the executive management team.

18

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

8.	RELATED PARTY TRANSACTIONS (continued)

The remuneration of directors and members of the executive management team was as follows:

	For the nine months ended September 30,
	2019 $	2018 $
Stock-based compensation	2,115	1,959
Salaries, benefits and directors' fees included in general and administrative expenses	2,066	2,147
Salaries and benefits included in exploration expenditures	291	470
Salaries and benefits capitalized to Investment in the Joint Venture	505	697
Salaries and benefits included in PP&E	82	-
	5,059	5,273

	As at September 30,	As at December 31,
	2019 $	2018 $
Total due to directors and executive team	167	164

9.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	For the nine months ended September 30,
	2019	2018
	$	$
Salaries, benefits and directors' fees	2,945	3,689
Office and administration	765	942
Professional fees	722	934
Regulatory and filing fees	203	768
Travel	361	616
Organoclay marketing expenses	429	412
Investor relations	147	125
Depreciation	159	69
	5,731	7,555

19

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

10.	EXPLORATION EXPENDITURES

The following table summarizes the Company’s exploration expenditures related to the Thacker Pass project:

	For the nine months ended September 30,
	2019 $	2018 $

Drilling and geological expenses	364	701
Permitting and environmental	199	2,438
Engineering	772	78
Consulting and salaries	3,538	3,755
Field supplies and other	608	267
Depreciation	140	84
Total exploration expenditures	5,621	7,323

During Q2 2019, the Company’s 100%-owned subsidiary Lithium Nevada Corp. (“Lithium Nevada”) entered into a mining design, consulting and mining operations agreement with a mining contractor on its Thacker Pass project. According to the agreement, Lithium Nevada will receive $3,500 from the mining contractor in seven consecutive equal quarterly instalments, of which $1,000 was received during the nine months ended September 30, 2019 and recorded in other liabilities. Lithium Nevada will pay a success fee to the mining contractor of $4,650 payable upon achieving commercial mining milestones or will repay $3,500 without interest if a final project investment decision is not made by 2024.

20

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

11.	SEGMENTED INFORMATION

The Company operates in three operating segments and three geographical areas. The organoclay business is in the production stage, Thacker Pass is in the exploration stage and the Cauchari-Olaroz project is in the development stage. As at August 16, 2019 the Cauchari-Olaroz project is accounted for as a joint operation; it was previously accounted for as a joint venture using the equity method. The Company’s reportable segments are summarized in the following tables:

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at September 30, 2019
Property, plant and equipment	4,360	1,328	130,553	961	137,202
Exploration and evaluation assets	-	3,805	-	-	3,805
Total assets	6,920	6,216	229,259	49,739	292,134
Total liabilities	(1,704)	(2,620)	(37,640)	(85,429)	(127,392)
For the three months ended September 30, 2019
Property, plant and equipment additions	-	60	7,061	-	7,121
Sales	1,535	-	-	-	1,535
Net (loss)/income	(354)	(2,109)	(173)	71,605	68,969
Exploration expenditures	-	2,261	-	32	2,293
Depreciation	83	50	46	66	245
For the nine months ended September 30, 2019
Property, plant and equipment additions	23	677	7,061	1,070	8,831
Sales	4,302	-	-	-	4,302
Net (loss)/income	(1,352)	(6,286)	1,869	63,615	57,846
Exploration expenditures	-	5,470	-	151	5,621
Depreciation	245	140	46	160	591

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at September 30, 2018
Property, plant and equipment	16,407	1,029	-	52	17,488
Exploration and evaluation assets	-	2,768	-	-	2,768
Total assets	18,908	4,879	29,811	54,507	108,105
Total liabilities	(1,289)	(1,861)	-	(11,467)	(14,617)
For the three months ended September 30, 2018
Property, plant and equipment expenditures	43	23	-	-	66
Sales	1,420	-	-	-	1,420
Net loss	880	3,934	1	2,618	7,433
Exploration expenditures	-	3,693	-	25	3,718
Depreciation	409	49	-	3	461
For the nine months ended September 30, 2018
Property, plant and equipment expenditures	144	154	-	22	320
Sales	3,371	-	-	-	3,371
Net loss	2,490	8,418	271	7,470	18,649
Exploration expenditures	-	7,276	-	47	7,323
Depreciation	791	144	-	8	943

21

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

11.	SEGMENTED INFORMATION (continued)

The Company’s non-current assets and revenues are segmented geographically as follows:

	Canada $	United States $	Argentina $	Total $
Non-current assets (1)
As at September 30, 2019	961	9,493	130,553	141,007
As at December 31, 2018	51	8,912	35,282	44,245
Revenue
For the nine months ended September 30, 2019	-	4,302	-	4,302
For the nine months ended September 30, 2018	-	3,371	-	3,371

1Non-current assets attributed to geographical locations exclude deferred income tax assets and financial and other assets.

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s non-cash transactions is provided in the table below:

	As at September 30,	As at December 31,
	2019 $	2018 $
Accounts payable related to property, plant and equipment	5	101
Accounts payable related to inventories	922	699
Accounts payable related to financings	77	73

Change in accounts payable related to property, plant and equipment of the Joint Operation since commencement of the Joint Operation accounting to September 30, 2019 was an increase of $354.

	For the nine months ended September 30,
	2019 $	2018 $
RSUs and DSUs granted in lieu of accrued liabilities	1,965	1,142
Assets acquired under lease agreements	1,167	28
Interest paid	3,083	36
Income taxes paid	-	-

13.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

22

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

13.	FINANCIAL INSTRUMENTS (continued)

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The Company did not have any financial instruments measured at fair value on the statement of financial position. As at September 30, 2019, the fair value of financial instruments not measured at fair value approximates their carrying value.

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks.  The principal risks to which the Company is exposed are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables from and loans to the Joint Operation.  The Company’s maximum exposure to credit risk for cash, cash equivalents, restricted cash and receivables is the amount disclosed in the consolidated statements of financial position.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks. The Company and its subsidiaries, including its joint operation Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses.

Included in the receivables, prepaids and deposits are credit sales receivables of $738. Management’s assessment of recoverability involves judgments regarding classification on the consolidated statements of financial position and the probable outcomes of claimed deductions and/or disputes.  The provisions and classifications made to date may be subject to change.

Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents, receivables and loans to the Joint Operation is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to ensure that it maintains sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

As at September 30, 2019, the Company had a cash and cash equivalents balance of $108,152 (December 31, 2018 - $41,604) to settle current liabilities of $11,315 (December 31, 2018 - $3,361).  Cash and cash equivalents balance as at September 30, 2019 includes the Company’s 50% share ($73,730) of the Joint Operation’s cash and cash equivalents of $147,460.

23

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

13.	FINANCIAL INSTRUMENTS (continued)

The following table summarizes the maturities of the Company’s financial liabilities on an undiscounted basis:

		Years ending December 31,
	2019	2020	2021 and later	Total
	$	$	$	$
Credit facility and Joint Operation borrowings¹	-	6,709	176,514	183,223
Accounts payable and accrued liabilities	9,862	-	-	9,862
Obligations under office leases¹	104	283	697	1,084
Other obligations¹	60	231	7,859	8,150
Total	10,026	7,223	185,070	202,319

1Credit facility, Joint Operation borrowings, obligation under office leases and other obligations include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks, including foreign currency risk which affects the Company as described below.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars (“US$”) and incurs expenditures in Canadian dollars (“CDN$”) and US$ with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries. As at September 30, 2019, $34,067 of the Company’s cash and cash equivalents held by the Company (which has a CDN$ functional currency) was denominated in US$. The Company had drawn $83,750 under its US$ denominated credit facility as at September 30, 2019. Strengthening/(weakening) of a US$ exchange rate versus CDN$ by 10% at September 30, 2019 would have resulted in a foreign exchange (loss)/gain for the Company of $4,968, respectively.

24